SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  Rule 13d-101

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                 Gainsco, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   363127101
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                                 (CUSIP Number)

                                John S. Daniels
                                Attorney at Law
                         1445 Ross Avenue, Suite 5300
                                    LB 181
                               Dallas, TX 75202
                                 (214) 647-0420
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   01/21/2005
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            (Date of Event which Requires Filing of this Statement)

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      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Stallings, Robert W.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        13,459,741

    (8) Shared voting power:
        0

    (9) Sole dispositive power:
        13,459,741

    (10) Shared dispositive power:
         0

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(11) Aggregate amount beneficially owned by each reporting person.

     13,459,741
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     22.0%
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(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

----------
(1) Mr. Stallings disclaims any interest in the shares beneficially owned by First Western Capital, LLC and Mr. Reis.

Page 2 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    First Western Capital, LLC
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
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(3) SEC use only.

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(4) Source of funds (see instructions).

    WC
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
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(6) Citizenship or place of organization.

    Arizona
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        6,729,871

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,729,871

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(11) Aggregate amount beneficially owned by each reporting person.

     6,729,871
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(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
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(13) Percent of class represented by amount in Row (11).

     11.0%
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(14) Type of reporting person (see instructions).

     PN
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(1)     First Western Capital, LLC disclaims any interest in the shares beneficially owned by Mr. Stallings.

Page 3 of 6 Pages

CUSIP No. 363127101
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Reis, James R.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Source of funds (see instructions).

    PF
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(5) Check if disclosure of legal proceedings is required pursuant to Items   |_|
    2(d) or 2(e).
--------------------------------------------------------------------------------
(6) Citizenship or place of organization.

    United States
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Number of shares beneficially owned by each reporting person with:

    (7) Sole voting power:
        0

    (8) Shared voting power:
        6,729,871

    (9) Sole dispositive power:
        0

    (10) Shared dispositive power:
         6,729,871

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(11) Aggregate amount beneficially owned by each reporting person.

     6,729,871
--------------------------------------------------------------------------------
(12) Check if the aggregate amount in Row (11) excludes certain shares       |_|
     (see instructions).  (1)
--------------------------------------------------------------------------------
(13) Percent of class represented by amount in Row (11).

     11.0%
--------------------------------------------------------------------------------
(14) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

----------
(1) Mr. Reis disclaims any interest in the shares beneficially owned by Mr. Stallings.

Page 4 of 6 Pages

Item 1. Security and Issuer.

           Common Stock of Gainsco, Inc. ("Gainsco"). The principal executive office of Gainsco is located at 1445 Ross Avenue, Suite 5300, Dallas, Texas.

Item 2. Identity and Background.

          (a) (No change from information previously reported)

          (b) (No change from information previously reported)

          (c) Pursuant to the transactions described in response to Item
              5(c) hereof, Mr. Stallings became the executive Chairman of the Board of Directors of Gainsco, and Mr. Reis became the Executive Vice President of Gainsco.

          (d) (No change from information previously reported)

          (e) (No change from information previously reported)

          (f) (No change from information previously reported)

Item 3. Source and Amount of Funds or Other Consideration.

           Mr. Stallings utilized personal investment funds to make the cash portion of the investment described herein.

           Mr. Reis advanced personal investment funds to First Western Capital, LLC ("First Western"), of which he is the Sole Manager and Member, to enable First Western to make the investment described herein.

Item 4. Purpose of Transaction.

           (No change from information previously reported)

Item 5. Interest in Securities of the Issuer.

          (a) Mr. Stallings beneficially owns 13,459,741 shares of Gainsco common stock, or approximately 22% of all outstanding common stock.

              First Western Capital, LLC and Mr. Reis share the beneficial ownership of 6,729,871 shares of Gainsco common stock, or approximately 11% of all outstanding common stock.

              Mr. Stallings disclaims any interest in the shares beneficially owned by First Western and Mr. Reis, and First Western and Mr. Reis disclaim any interest in the shares beneficially owned by Mr. Stallings.

          (b) Mr. Stallings has the sole power to vote and to dispose of the shares of which he is the beneficial owner.

              First Western has the power to vote and to dispose of the shares of which it is beneficial owner, and Mr. Reis has the power to direct the vote and to direct the disposition of such shares.

          (c) On January 21, 2005, Gainsco completed a series of transactions for the purpose of recapitalizing. As a part of such transactions:

              (1) Mr. Stallings acquired 13,459,741 shares of Gainsco common stock, in exchange for (i) all of the outstanding shares of Series B Preferred Stock of Gainsco, (ii) a warrant owned by Mr. Stallings to purchase 1,050,000 shares of Gainsco common stock for $2.25, and (iii) approximately $4.7 million cash; and

              (1) First Western acquired 6,729,871 shares of Gainsco common stock, in exchange for approximately $4.0 million cash.

              The transactions were consummated directly with Gainsco, following approval of the transactions by the shareholders of Gainsco at a Special Meeting of Shareholders held on January 18, 2005. The terms of the transaction between Gainsco and Mr. Stallings are set forth in a Stock Investment Agreement dated August 27, 2004 between Gainsco and Mr. Stallings and a related Employment Agreement between Gainsco and Mr. Stallings. The terms of the transaction between Gainsco and First Western are set forth in a Stock Investment Agreement dated August 27, 2004 between Gainsco and First Western and in a related Employment Agreement between Gainsco and Mr. Reis.

          (d) None

          (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           See the Joint Filing Agreement referred to herein.

Item 7. Material to be Filed as Exhibits.

           Exhibit 99.1  Joint Filing Agreement
           Exhibit 99.2 Stock Investment Agreement dated as of August 27, 2004 between Gainsco and Robert W. Stallings
           Exhibit 99.3 Stock Investment Agreement dated as of August 27, 2004 between Gainsco and First Western Capital, LLC
           Exhibit 99.4. Letter Agreement dated as of August 27, 2004 between Gainsco and James R. Reis
           Exhibit 99.5. Employment Agreement dated as of August 27, 2004 between Gainsco and Robert W. Stallings
           Exhibit 99.6. Employment Agreement dated as of August 27, 2004 between Gainsco and James R. Reis

Page 5 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 01/21/2005                      /s/ Robert W. Stallings
                                      Name:  Robert W. Stallings

                                      First Western Capital, LLC

Date: 01/21/2005                      /s/ James R. Reis
                                      Name:  James R. Reis
                                      Title: Sole Manager


Date: 01/21/2005                      /s/ James R. Reis
                                      Name:  James R. Reis

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION--Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001). (Secs. 13(d), 13(g), 14(d), 23, 48
Stat. 894, 895, 901; sec. 8, 49 Stat. 1379; sec. 203(a), 49 Stat. 704; sec. 10,
78 Stat. 88a; Secs. 2, 3, 82 Stat. 454, 455; secs. 1, 2, 3-5, 84 Stat. 1497;
sec. 18, 89 Stat. 155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; 15 U.S.C.
78m(d), 78m(g), 78n(d), 78w) [44 FR 2145, Jan. 9, 1979; 44 FR 11751, Mar. 2,
1979; 44 FR 70340, Dec. 6, 1979; 47 FR 11466, Mar. 16, 1982; 61 FR 49959, Sept.
24, 1996; 62 FR 35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287,
Mar. 31, 1998]

Page 6 of 6 Pages